

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2023

Yi Zhang
Chief Executive Officer
Zhangmen Education Inc.
No.1666 North Sichuan Road
Hongkou District , Shanghai 200080
People's Republic of China

> **Re: Zhangmen Education Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Response Dated January 17, 2023**
> **File No. 001-40455**

Dear Yi Zhang:

We have reviewed your January 17, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2022 letter.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 3. Key Information, page 1

1. We note your response to comment 9 and reissue in part. Additionally, we note your proposed revised disclosure continues to only generally describe the new or proposed laws and regulations but does not evaluate how the company will actually be impacted by the new or proposed laws and regulations. Please revise to clarify and specifically address if you believe you will be subject to a cybersecurity review. To the extent you do not believe you will be subject to a cybersecurity review, discuss how you came to that conclusion including the underlying facts and circumstances which support that determination. Please revise as applicable so investors can clearly understand how these new or proposed laws and regulations will impact the company and its business and any

future offerings.

Material Licenses and Permits, page 2

2. We note your response to our prior comment 11 and reissue in part. Please revise to name your PRC Legal Counsel.

    Please contact Rucha Pandit at (202) 551-6022 or Donald Field at (202) 551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Li He